NO ACT

PE
1-25-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011132

March 22, 2010

Jeffrey R. Kesselman
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, CO 80202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-10

Re: CoBiz Financial Inc.
Incoming letter dated January 25, 2010

Dear Mr. Kesselman:

This is in response to your letter dated January 25, 2010 concerning the shareholder proposal submitted to CoBiz Financial by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CoBiz Financial Inc.
Incoming letter dated January 25, 2010

The proposal requests the board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers listed in the Summary Compensation Table of the company's proxy statement.

There appears to be some basis for your view that CoBiz Financial may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that CoBiz Financial's policies, practices and procedures compare favorably with the policy requested by the proposal and that CoBiz Financial has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if CoBiz Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that CoBiz Financial did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sherman & Howard L.L.C.

ATTORNEYS & COUNSELORS AT LAW
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
TELEPHONE: (303)297-2900
FAX: (303)298-0940
OFFICES IN: COLORADO SPRINGS · STEAMBOAT SPRINGS · VAIL
PHOENIX · RENO · LAS VEGAS · ST. LOUIS

January 25, 2010 Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to CoBiz Financial Inc., a Colorado corporation (the "Company"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") the Shareholder's Proposal (defined below) for the reasons set forth in this letter.

GENERAL

The Company received a proposal and supporting statement dated December 8, 2009 (the "Shareholder's Proposal") from Gerald R. Armstrong (the "Shareholder") for inclusion in the proxy materials for the 2010 Annual Meeting. The Shareholder's Proposal is attached to this letter as **Exhibit A**. The Company intends to hold the 2010 Annual Meeting on or about May 20, 2010 and to file its definitive proxy materials with the Securities and Exchange Commission (the "SEC") on or about April 8, 2010.

A copy of this letter is also being sent to the Shareholder as notice of the Company's intent to omit the Shareholder's Proposal from its proxy materials for the 2010 Annual Meeting.

THE SHAREHOLDER'S PROPOSAL

The Shareholder's Proposal requests that the Company's board of directors (the "Board"):

> adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by

> management, to ratify the compensation of named executive officers listed in the proxy statement's Summary Compensation Table.
>
> The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officer.

REASON FOR EXCLUSION OF THE SHAREHOLDER'S PROPOSAL

The Company believes that the Shareholder's Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10) promulgated under the Exchange Act, because the Company has already substantially implemented the Shareholder's Proposal. On January 21, 2010, the Board amended the Company's Corporate Governance Guidelines to include the following policy:

> **Annual Advisory Vote on Compensation Practices (Say on Pay)**
>
> Company shareholders will be given the opportunity to vote on an advisory (nonbinding) resolution at each annual meeting to approve the compensation of the Company's executives named in the annual proxy statement, including the Compensation Discussion and Analysis and related disclosure contained in such proxy statement.

The revised Corporate Governance Guidelines have been posted to the Investor Relations area of the Company's website.

Consistent with the Company's revised Corporate Governance Guidelines, the Company intends to present a proposal (the "Company's Proposal") for shareholder approval at the 2010 Annual Meeting in substantially the following form[1]:

> RESOLVED, that the shareholders of CoBiz Financial Inc. (the "Company") approve the compensation of the Company's executives

---

[1] The Company is a participant in the Capital Purchase Program ("CPP") promulgated by the U.S. Department of Treasury under the Troubled Asset Relief Program authorized by the Emergency Economic Stabilization Act of 2008 ("EESA"). Section 111(e) of EESA requires any participant in the CPP to "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the [SEC]," during the period in which any obligation arising from financial assistance provided to such recipient under the CPP remains outstanding. On January 12, 2010, the SEC promulgated Release No. 34-61335, Shareholder Approval of Executive Compensation of TARP Recipients, implementing rules relating to such shareholder vote (the "SEC Release"). The Company's Proposal is also being submitted to the shareholders in accordance with the Company's obligations under EESA and the SEC Release.

named in the Summary Compensation Table of the Company's Proxy Statement for the 2010 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the Executive Compensation tables and the related disclosure contained in the Proxy Statement.

The Company believes that the Shareholder's Proposal may be properly omitted from its proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." In this case, the Company has in fact "fully effected" the Shareholder's Proposal. The revised Corporate Governance Guidelines of the Company implement the precise policy that is the subject of the Shareholder's Proposal. Each policy provides the Company's shareholders with the right at each annual meeting to submit a non-binding advisory vote on the Company's compensation practices. Consistent with the revised Corporate Governance Guidelines and the Company's obligations under the SEC Release, the Company's Proposal requests its shareholders approve the compensation of the Company's executives, which is described in accordance with the compensation disclosure rules of the SEC and includes the Compensation Discussion and Analysis, the Executive Compensation tables and related disclosure contained in the proxy statement. Accordingly, there would be no further action that the Company could take in order to implement the Shareholder Proposal and we believe that such proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10).

WAIVER OF 80-DAY SUBMISSION REQUIREMENT

Rule 14a-8(j) promulgated under the Exchange Act requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the SEC no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline.

Although the Company intends to file its definitive proxy materials on or about April 8, 2010, which is less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline.

The Company received the Shareholder's Proposal on or about December 9, 2010. The first opportunity for the Board to address the issues raised by the Shareholder's Proposal was at a meeting held on January 21, at which time the revised Corporate Governance Guidelines were adopted. The Company has acted in good faith and as expeditiously as possible following the receipt of the Shareholder's Proposal. Accordingly, we believe that the Company has good cause for its failure to meet the 80-day deadline, and we respectfully request that the Division waive the 80-day requirement with respect to this letter.

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Division that the Shareholder's Proposal may be excluded from the Company's proxy materials for the 2010 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 303-299-8348 or, in my absence, Lyne Andrich, the Chief Financial Officer of the Company, at 303-293-2265. Thank you for your prompt attention to this matter.

Very truly yours,



Jeffrey R. Kesselman

cc: Lyne B. Andrich, CoBiz Financial Inc.
Richard Dalton, CoBiz Financial Inc.
Gerald R. Armstrong

Exhibit A
Shareholder's Proposal

RESOLUTION

That the shareholders of COBIZ FINANCIAL INC. request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management after the board cut the shareholders' dividend by 85.68% to just a penny a share.

It is apparent that current levels of compensation are not in partnership with shareholder interests and greater compensation reductions should be made.

The following table summarizes compensation paid our executives:

	2008	2007	2005 [*sic*]
Steven Bangert	$ 858,775	$ 1,045,720	$ 731,080
Jonathan Lorenz	714,267	742,226	387,744
Richard Dalton	477,526	547,427	427,973
Lyne Andrich	441,182	529,847	224,572
Robert Osterag	387,134	372,901	225,668

Justification for a past bonus was the retirement of 1,200,207 shares at a cost of $16.72 per share. No "claw-back" has been made although shares now hover at just above $4.00.

In the last annual meeting, in response to a statement of the proponent, the chairman stated that the compensation consultant mentioned in the proxy statement for the 2009 and 2008 annual meetings, had been terminated but refused to disclose why.

That "consultancy" appears to be without credentials in executive compensation and describes itself as a "benefits consultant and advisor." A member of the compensation committee who attempted to justify past levels of compensation to this proponent failed to attend the 2009 annual meeting.

Executive compensation at COBIZ is more than salaries and bonuses. It includes:

--Stock awards

--Stock Option grants
--Non-Equity Incentive Plan Compensation
--Pension Plan increases
--Supplemental Executive Retirement Plan
--401(k) Plan contributions
--Life insurance
--Health club and social club dues
--Parking reimbursements
--Travel expenses for spouse
--Income Tax Gross-Ups
--Dividends on unvested stock awards
--Golden Parachutes
--Golden Coffins

And, Stock Options are granted to the "independent directors."

Our board does not have an independent chairman and nearly all board members are without experience of serving on other boards. "TIME IS THE TEST OF VALUE" and current levels of compensation cannot be justified.

"There is no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get the executive compensation right, it's been shown it won't get anything else right either."

The proponent believes that "enough is enough" and the board of COBIZ should cease letting "enough be too much" and would like to vote on this proposal. In last year's annual meeting, 37% the shares were vote "FOR" this proposal, despite the efforts of management to oppose the proposal.